Exhibit 99.1

News Release

NORBORD REPORTS RECORD 2018 EARNINGS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

2018 HIGHLIGHTS

•	Generated record Adjusted EBITDA of $724 million, an 8% increase year-over-year

•	Adjusted earnings of $4.74 per diluted share, a 6% increase over 2017

•	European EBITDA more than doubled year-over-year to $86 million

•	Record annual production at seven mills

•	Returned over $500 million in cash to shareholders through dividends and share repurchases

•	Delivered strong safety performance with OSHA recordable injury rate of 0.78

•	Declared quarterly variable dividend of C $0.40 per share for shareholders of record on March 1, 2019

TORONTO, ON (February 1, 2019) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $724 million for the full-year 2018 compared to $672 million in 2017 on higher realized North American oriented strand board (OSB) prices and shipment volumes, as well as higher European panel prices. North American operations generated Adjusted EBITDA of $652 million compared to $638 million in the prior year and European operations delivered Adjusted EBITDA of $86 million compared to $41 million in the prior year.

For the fourth quarter of 2018, Norbord recorded Adjusted EBITDA of $70 million versus $204 million in the fourth quarter of 2017 and $211 million in the third quarter of 2018. Adjusted EBITDA declined versus both comparative periods due to lower North American OSB prices and shipments.

“2018 was an excellent year for Norbord,” said Peter Wijnbergen, Norbord’s President and CEO. “Despite a disappointing fourth quarter, we delivered our best-ever Adjusted EBITDA of $724 million as North American OSB prices remained strong for much of the year and we shipped more product to meet increased demand. Our European business had an outstanding year, more than doubling their Adjusted EBITDA as robust demand growth in our key markets supported higher panel prices.”

“Norbord’s mills in both North America and Europe continued to perform well, with seven of our mills setting annual production records in 2018. The exceptional operating cash flow we generated last year allowed us to maintain a strong balance sheet, even as we reinvested more than $200 million in our mills and returned over $500 million in cash to our shareholders through a combination of dividends and share buybacks.”

“In Europe, our panel business is set for another great year as OSB demand in our key markets continues to increase and our Inverness, Scotland mill will achieve a step-change in production now that the new finishing end is complete. In North America, the pace of US housing growth decelerated in the second half of the year as homebuyers adjusted to higher home prices and mortgage interest rates. Combined with the usual seasonal slowdown, this negatively impacted our fourth quarter results and this weakness has carried over into January. The fundamentals underlying new home construction remain supportive, and we expect a pick-up in OSB demand as the spring building season approaches. With a strong balance sheet and a diversification strategy that is growing non-traditional end-uses for OSB to help cushion against volatility in housing demand, we believe Norbord is well positioned for 2019.”

For the full-year 2018, Norbord recorded Adjusted earnings of $412 million or $4.74 per diluted share ($4.76 per basic share) versus $389 million or $4.49 per diluted share ($4.51 per basic share) in 2017. Norbord recorded Adjusted earnings of $26 million or $0.30 per share (basic and diluted) in the fourth quarter of 2018 versus $123 million or $1.41 per diluted share ($1.42 per basic share) in both the prior quarter and the fourth quarter of 2017. Included in the fourth quarter of 2018 is an $80 million ($0.93 per basic share and $0.92 per diluted share) pre-tax non-cash impairment charge at the Company’s 100 Mile House, British Columbia mill (see Developments section below for further details). Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate:

$ millions	Q4-2018	Q3-2018	Q4-2017	2018	2017
(Loss) earnings	(28)	130	160	371	436
Adjusted for:
Impairment of assets	80	—	—	80	—
Loss on disposal of assets	2	—	3	2	12
Stock-based compensation and related costs	—	2	—	4	3
Pre-operating costs related to Inverness project	—	—	—	—	1
Reported income tax (recovery) expense	(26)	37	6	100	81

Adjusted pre-tax earnings	28	169	169	557	533
Income tax expense at statutory rate(1)	(2)	(46)	(46)	(145)	(144)

Adjusted earnings	26	123	123	412	389

(1)

Represents Canadian combined federal and provincial statutory rate (2018 – 26%; 2017 – 27%). Q1 to Q3 of 2018 were based on the 27% rate and a true-up for the full year rate of 26% was reflected in Q4.

Market Conditions

Full-year housing starts data for 2018 has not yet been published due to the US government shutdown. As of November 2018, year-to-date US housing starts were up 5% from the same period in 2017, and the seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.33 million. Single family starts, which use approximately three times more OSB than multifamily, increased by 4% in 2018 and represented 70% of total starts.

However, the pace of housing activity slowed in the last few months of 2018. The November seasonally adjusted annualized rate of US housing starts was 1.26 million, 4% lower than the prior year. US housing economists are forecasting 2019 starts of approximately 1.28 million, which suggests a modest 1% year-over-year improvement.

According to APA–The Engineered Wood Association, North American OSB production, which represents demand on the industry’s mills, increased by 4% in 2018 to approximately 23.5 Bsf (3/8-inch basis), or 87% of the industry’s operating capacity.

North American benchmark OSB prices remained well above historical averages for most of 2018. Benchmark OSB prices increased steadily in the first half of the year due to increased demand and logistics constraints caused by poor weather before declining in the fall as homebuyers adjusted to higher home prices and mortgage interest rates. The North Central benchmark OSB price ranged from a high of $445 per Msf (7/16-inch basis) in June to a low of $203 per Msf in December and averaged $351 per Msf for the year. The table below summarizes average benchmark prices ($ per Msf, 7/16-inch basis) by region for the relevant periods:

North American region	% of Norbord’s operating capacity	Q4-2018	Q3-2018	Q4-2017	2018	2017
North Central	14%	243	363	379	351	353
South East	38%	203	305	355	315	330
Western Canada	30%	184	281	328	307	326

In Europe, Norbord’s core panel markets remained robust, with continued OSB demand growth in key geographies. In the UK, where three of Norbord’s four European mills are located, GDP growth was 1.3%, unemployment remained low at 4.2% and housing starts activity was steady. In Germany, Norbord’s largest continental European market, GDP growth was 1.6% while housing starts were in line with the previous year.

Performance

Norbord delivered another strong safety performance, achieving a company-wide Occupational Safety and Health Administration (OSHA) recordable injury rate of 0.78 in 2018, in line with 2017. In addition, two mills completed the year injury-free.

North American OSB shipments for the fourth quarter were 5% lower than the third quarter due to seasonality of demand and timing of annual maintenance and other downtime. Shipments were 3% higher than the same quarter last year and 7% higher for the full year due to the Huguley, Alabama restart in the fourth quarter of 2017. Norbord’s specialty sales volume (including industrial applications and exports) continued to increase and represents more than 25% of the Company’s 7% higher North American OSB sales volume.

Annual production records were achieved at five of the Company’s North American OSB mills. For the full year, Norbord’s operating OSB mills produced at 95% of capacity compared to 96% in 2017 (excluding the curtailed Chambord, Quebec mill and the portion of 2017 that the Huguley, Alabama mill was curtailed). Norbord’s full-year North American OSB cash production costs per unit (before mill profit share) increased 4% versus 2017 due to higher raw material prices and higher maintenance-related costs.

In Europe, shipments decreased by 2% versus the prior year due to changes in product mix. All European panel mills ran on full production schedules during the year, excluding maintenance and holiday shutdowns, producing at 88% of capacity in 2018 compared to 99% in 2017. Capacity utilization decreased due to the restatement of annual production capacity to reflect the new continuous press line at the Inverness, Scotland OSB mill that was substantially completed in the fourth quarter of 2017. Production from the expanded Inverness mill is expected to increase in 2019 now that the new finishing line installation is complete and commissioning is underway. Annual production records were achieved at two of the Company’s European mills.

For 2018, Margin Improvement Program (MIP) gains from a richer product mix and improved productivity were offset by higher maintenance-related costs, raw material usages and cost associated with executing on strategic capital and sales growth initiatives. MIP gains are measured relative to the prior year at constant prices and exchange rates. Improved productivity and lower raw material usage at the restarted Huguley, Alabama and expanded Inverness, Scotland mills were excluded from the 2018 MIP calculation. These mills are expected to generate MIP gains in 2019.

Capital investments totaled $204 million ($205 including intangible assets) in 2018, including the Inverness, Scotland finishing line, Chambord, Quebec rebuild, Grande Prairie, Alberta debottlenecking project and several productivity improvement and cost reduction projects across the Company’s mills.

Included in the 2018 capital investments is $12 million for the installation of a new finishing end at the modernized and expanded Inverness, Scotland mill, which was completed during the fourth quarter of 2018. A total of $146 million was invested in the project. The Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness, Scotland mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to take two years to complete and is consistent with the Company’s strategy of growing its European OSB capacity to serve rapid consumption growth in its key markets.

Also included in the 2018 capital investments is $44 million for the Grande Prairie, Alberta debottlenecking project. The Grande Prairie mill is one of the largest single-line OSB facilities in the world, but the mill was bottlenecked in the areas before the forming line and press. The Company completed a project to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck the existing first line and support growing demand from key customers. The project was completed in the fourth quarter of 2018 and the mill’s production capacity increased by 100 MMsf (3/8-inch basis). Further savings are expected to be realized through reduced wood and natural gas usage. A total of $68 million was invested in the project.

At the Chambord, Quebec mill rebuild project, $27 million of the $71 million budget was invested in 2018. Norbord believes North American OSB demand will continue to grow. In order to support this anticipated growth, Norbord is rebuilding and preparing the Chambord, Quebec mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product. This project involves replacing the dryers and investing in the wood-handling and finishing areas to debottleneck the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. The mill’s stated capacity has been increased by 80 MMsf (3/8-inch basis).

Norbord’s 2019 capital expenditure budget is approximately $150 million for projects focused on reducing manufacturing costs across the mills, as well as a portion of the Chambord, Quebec mill rebuild and Inverness, Scotland phase 2 projects. It also includes investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports.

Operating working capital decreased by $39 million during the year to $88 million at year-end due to lower accounts receivable and inventory, as well as higher accounts payable and accrued liabilities. Working capital continues to be managed at minimal levels across the Company.

At year-end, Norbord had unutilized liquidity of $490 million, consisting of $128 million in cash and $362 million in unused credit lines. The Company’s tangible net worth was $1,132 million and net debt to total capitalization on a book basis was 28%, with both ratios well within bank covenants.

Dividend

The Board of Directors declared a quarterly variable dividend of C $0.40 per common share, payable on March 21, 2019 to shareholders of record on March 1, 2019, a C $0.20 per common share or 33% decrease versus the prior quarter’s level. Norbord believes that the longer-term fundamentals underlying OSB demand remain supportive. The variable dividend decrease reflects the weaker than expected North American benchmark OSB prices in the fourth quarter of 2018 as well as the $140 million of capital allocated to common share repurchases during the last three months. Any dividends reinvested on March 21, 2019 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares on the open market.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Normal Course Issuer Bid

In October 2018, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, Norbord may purchase up to 5,191,965 of its common shares, representing 10% of the Company’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules (a total of 86,848,396 Common Shares were issued and outstanding as of such date). During 2018, 3.8 million shares were purchased under this bid at a cost of $102 million.

In December 2018, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. Subsequent to year-end, the Company repurchased an additional 1.4 million shares under the ASPP and Norbord has now exhausted the current NCIB limit with a total of 5.2 million shares purchased for $140 million.

Norbord believed that the market price of its common shares was attractive as they were trading significantly below replacement cost and management’s view of intrinsic value and that the purchase of these common shares was an appropriate use of Norbord’s funds in light of potential benefits to remaining shareholders.

Developments

At year-end, Norbord restated its annual North American OSB mill capacity, reflecting higher line speeds from converting to PMDI resin technology and subsequent capital invested over the past six years to debottleneck certain mills. The result was an increase of 560 MMsf (3/8-inch basis) or 7% of Norbord’s North American OSB capacity (6% of its total panel capacity). Almost all of the Company’s production growth since 2015 has been shipped into value-added and specialty product end uses.

The Company recorded a non-cash impairment charge of $80 million (pre-tax) against the carrying value of the 100 Mile House, British Columbia mill’s fixed assets as at December 31, 2018, reflecting the reduction in the annual allowable cut starting in 2019 and the longer-term trend of high wood costs in the region. The Company previously announced that it had temporarily suspended production at the mill due to a wood shortage in the second quarter of 2018, which was the result of nearby wildfires during the third quarter of 2017. The mill continues to operate and the Company remains able to keep wood supplied to the mill.

Additional Information

Norbord’s year-end 2018 letter to shareholders, news release, management’s discussion and analysis, annual consolidated audited financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Friday, February 1, 2019 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until March 3, 2019 by dialing 1-888-203-1112 or 647-436-0148 (passcode 1783034 and pin 9635). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,700 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 31, 2019 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2018 Management’s Discussion and Analysis dated January 31, 2019.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest income, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2018 Management’s Discussion and Analysis dated January 31, 2019 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Peter Wijnbergen

President & CEO

February 1, 2019

To Our Shareholders:

2018 was the best financial year in Norbord’s history. Our company delivered a record $724 million of Adjusted EBITDA as we produced and shipped more product from our mills and North American OSB prices remained well above historical trends for much of the year. Our European business had an excellent year, more than doubling its EBITDA contribution to $86 million. Our success enabled us to return more than half a billion dollars to our shareholders through a combination of dividends and share buybacks.

These results were underpinned by solid operational performance across the Company, as seven of our mills set annual production records. Most importantly, our employees continued to work safely and achieved an OSHA recordable injury rate of 0.78. We are encouraged that our employees continue to prioritize safety, even as we invested more than $200 million in productivity and cost reduction initiatives at our mills. These investments will also support our ongoing efforts to expand our specialty product sales. The exceptional operating cash flow we generated last year preserved our strong balance sheet and we ended the year with $490 million of liquidity, including more than $125 million in cash.

While 2018 was a banner year for Norbord, US housing sentiment turned negative in the fall and this affected stock market perceptions of companies in our industry. In November, December and January, we saw this as a compelling opportunity to buy back 5.2 million of our shares at prices which we believe are significantly below their intrinsic value – a strategic use of our capital to enhance shareholder value.

Our perspective on the markets

In 2018, we experienced significant volatility in North American OSB prices that is not unusual in our industry. Let me put this recent market volatility in context. The first half of 2018 saw an extraordinary increase in benchmark OSB prices due to a combination of strong demand growth and weather-related logistics issues which constrained supply, particularly in the west. The weather improved and logistics issues were resolved in time for the spring homebuilding season, but by the fall, the pace of US housing growth began to slow as home buyers were faced with higher home prices and rising mortgage interest rates. As the year drew to a close and we entered the seasonally slowest time of year, particularly wet weather in the US south further constrained homebuilding activity and OSB demand.

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This market volatility was reflected in our 2018 financial results, with well above average Adjusted EBITDA in the first three quarters of the year followed by below average results in the fourth quarter, which continued into January.

We continue to share the view of housing experts that the industry is experiencing a temporary pause rather than a directional shift. The underlying market fundamentals remain supportive with low unemployment and solid wage growth underpinning consumer confidence and household formation finally moving back above the long-term average. US housing starts continue to grow, albeit at a modest pace, with the experts’ current forecast averaging 1.28 million starts for 2019. Demand for lower-cost entry-level homes remains particularly strong, though we believe home builders need time to adapt their offerings to meet this need. Mortgage interest rates increased by more than 1% (from just under 4% to approximately 5%) during 2018, but have since moderated down about half a percent.

Outside of housing, we see continued solid growth in other OSB end uses; 83% of our incremental 2018 volumes were specialty and non-commodity products. We have been investing to support the production and sale of more OSB for non-traditional end uses and we believe this will support further North American OSB demand growth.

The picture in Europe is even more favourable. Strong demand growth driven by increasing substitution for imported panels contributed to our outstanding European results in 2018, and we expect this trend to continue. The new finishing end at our Inverness, Scotland OSB mill is now complete and will unlock the capacity of the modernized and expanded press line. Further, our Board has approved an incremental £35 million investment at Inverness to add a second stranding and drying line to the mill. The expanded mill layout was predisposed for this next phase of growth which will allow us to continue steadily increasing our production volume in each of the next five years to support our European customers’ growing needs.

Priorities for 2019

We will continue to manage the business by closely aligning to the needs of our customers. We took more than 130 mill-days of downtime during the fourth quarter of 2018 and will continue to produce only what we can sell.

For 2019, we have budgeted approximately $150 million for ongoing investments in our mills to reduce manufacturing costs and ensure we can support growth in our specialty product sales. The budget includes a portion of the Inverness phase 2 investment. We will also continue to prepare our Chambord, Quebec mill for an eventual restart, though no decision has been made about the timing. Work on the long lead-time items is well underway and, similar to our approach at Huguley, Alabama, we will continue to manage the pace of the rebuild based on market conditions.

Norbord has a track record of superior returns on invested capital versus our peers and we have returned over $1.5 billion in cash to our shareholders over the past 15 years, through

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both dividends and share buybacks. We remain committed to returning excess cash to shareholders, and our variable dividend policy gives us the flexibility to prudently balance capital allocation decisions with the inherent cyclicality in our business.

With record annual earnings, strong operational and sales performance, and excellent customer relationships, we continue to be a clear leader in the OSB industry. Our diversification strategy is designed to mitigate volatility and deliver value even in times of market uncertainty. Combined with our strong balance sheet and liquidity, we believe Norbord is well positioned for the year ahead.

We believe it is an excellent time to be invested in Norbord and thank our shareholders for their continuing support.

Peter Wijnbergen

President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2018 Management’s Discussion and Analysis dated January 31, 2019.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share as Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2018 Management’s Discussion and Analysis dated January 31, 2019 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

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Consolidated Balance Sheets

(US $ millions)	Dec 31, 2018	Dec 31, 2017
Assets
Current assets
Cash and cash equivalents	$128	$241
Accounts receivable	149	174
Taxes receivable	—	1
Inventory	220	224
Prepaids	12	11

	509	651
Non-current assets
Property, plant and equipment	1,402	1,421
Intangible assets	20	24
Deferred income tax assets	6	4
Other assets	5	3

	1,433	1,452

	$1,942	$2,103

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$293	$282
Accrued liability under ASPP	42	—
Taxes payable	28	74

	363	356
Non-current liabilities
Long-term debt	550	548
Other liabilities	34	29
Deferred income tax liabilities	172	151

	756	728

Shareholders’ equity	823	1,019

	$1,942	$2,103

Consolidated Statements of Earnings

Years ended December 31, (US $ millions, except per share information)	2018	2017
Sales	$2,424	$2,177
Cost of sales	(1,686)	(1,499)
General and administrative expenses	(18)	(10)
Depreciation and amortization	(134)	(107)
Loss on disposal of assets, net	(2)	(12)
Impairment of assets	(80)	—

Operating income	504	549
Non-operating expense:
Finance costs	(37)	(32)
Interest income	4	—

Earnings before income tax	471	517
Income tax expense	(100)	(81)

Earnings	$371	$436

Earnings per common share
Basic	$4.29	$5.06
Diluted	4.27	5.03

Consolidated Statements of Comprehensive Income

Years ended December 31, (US $ millions)	2018	2017
Earnings	$371	$436
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	—	(3)
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	(21)	29

Other comprehensive (loss) income, net of tax	(21)	26

Comprehensive income	$350	$462

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, (US $ millions)	2018	2017
Share capital
Balance, beginning of year	$1,350	$1,341
Issue of common shares upon exercise of options and DRIP	11	9
Common shares repurchased and cancelled	(57)	—
Common shares to be repurchased and cancelled under ASPP	(24)	—

Balance, end of year	$1,280	$1,350

Merger reserve	$(96)	$(96)

Contributed surplus
Balance, beginning of year	$8	$9
Stock-based compensation	1	1
Stock options exercised	(1)	(2)
Common shares repurchased and cancelled	(4)	—

Balance, end of year	$4	$8

Retained deficit
Balance, beginning of year	$(67)	$(402)
Earnings	371	436
Common share dividends	(417)	(101)
Common shares repurchased and cancelled	(37)	—
Common shares to be repurchased and cancelled under ASPP	(18)	—

Balance, end of year(i)	$(168)	$(67)

Accumulated other comprehensive loss
Balance, beginning of year	$(176)	$(202)
Other comprehensive (loss) income	(21)	26

Balance, end of year	$(197)	$(176)

Shareholders’ equity	$823	$1,019

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	14	$(263)	$(263)
All other retained earnings		95	196

		$(168)	$(67)

Consolidated Statements of Cash Flows

Years ended December 31, (US $ millions)	2018	2017
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings	$371	$436
Items not affecting cash:
Depreciation and amortization	134	107
Deferred income tax	19	(9)
Impairment of assets	80	—
Loss on disposal of assets, net	2	12
Other items	(2)	(8)

	604	538
Net change in non-cash operating working capital balances	52	(18)
Net change in taxes receivable and taxes payable	(48)	88

	608	608

Investing activities
Investment in property, plant and equipment	(210)	(240)
Investment in intangible assets	(1)	(4)

	(211)	(244)

Financing activities
Common share dividends paid	(411)	(101)
Repayment of debt	—	(200)
Repurchase of common shares	(98)	—
Issue of common shares	4	7

	(505)	(294)

Foreign exchange revaluation on cash and cash equivalents held	(5)	10

Cash and cash equivalents
(Decrease) increase during year	(113)	80
Balance, beginning of year	241	161

Balance, end of year	$128	$241